UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



08029273

SEC FILE NUMBER
8- 66427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/07_____ AND ENDING_____12/31/07_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamersley Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Boylston Street
(No. and Street)

PROCESSED

Boston   MA   02116   MAR 2 4 2008
(City)   (State)   (Zip Code) THOMSON

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT **FINANCIAL**
Peter Pavlina   617-247-8800
                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarett + Der Ananian LLC
(Name – if individual, state last, first, middle name)

319 Littleton Road   Westford   MA   SEC 01886
(Address)   (City)   (State) **Mail Processing** (Zip Code)
                                                        Section

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

MAR 03 2008

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

AB
3/21

OATH OR AFFIRMATION

I, _____Peter Pavlina_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Hawersley Partners, LLC_____ , as
of _____12/31_____ , 20_07_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HAMERSLEY PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

HAMERSLEY PARTNERS, LLC

INDEX



Paolilli, Jarek & Der Annian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

**Paolilli, Jarek &
Der Ananian, LLC**

CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Tel. 978.392.3400   www.pjcpa.com   319 Littleton Road, Suite 101
Fax. 978.392.3406   Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

To the Partners
HAMERSLEY PARTNERS, LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of HAMERSLEY PARTNERS, LLC, as of December 31, 2007 and 2006, and the related statements of operations, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HAMERSLEY PARTNERS, LLC as of December 31, 2007 and 2006 and the results of its operations, changes in member's capital, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian. LLC
Certified Public Accountants

Westford, Massachusetts
January 24, 2008

2



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

HAMERSLEY PARTNERS, LLC

BALANCE SHEETS
As of December 31, 2007 and 2006

		2007		2006
Assets:				
Current Assets:				
Cash and cash equivalents	$	56,823	$	46,519
Accounts receivable		40,200		7,653
Other current assets		4,298		7,351
Total Current Assets		101,321		61,523
Fixed assets, net		8,061		12,413
Deferred expenses, non-current		3,393		3,393
Total Assets	$	112,775	$	77,329
Liabilities and Member's Capital:				
Current Liabilities:				
Accounts payable and accrued expenses	$	28,946	$	23,518
Member's Capital:		83,829		53,811
Total Liabilities and Member's Captial	$	112,775	$	77,329


The accompanying notes are an integral part
of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Retainer fee income	$ 168,900	$ 178,920
Incentive fee income	108,693	34,219
Other	36,199	447
Total revenues	313,792	213,586
Operating expenses:		
Travel & entertainment	65,212	68,451
Commissions	46,199	15,367
Salaries and related expenses	39,634	32,306
Consulting	37,491	31,812
Occupancy	25,642	41,437
Dues & subscriptions	15,785	15,123
Office supplies & expense	15,252	13,456
Professional fees	14,887	7,176
Regulatory	9,405	8,690
Depreciation	4,352	6,781
Miscellaneous	3,939	500
Communications	3,366	7,272
Insurance	1,413	1,741
Conferences	0	1,050
Total operating expenses	282,577	251,162
Net Income (Loss)	$ 31,215	$ (37,576)



The accompanying notes are an integral part
of these financial statements.

4

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years Ended December 31, 2007 and 2006

	Peter Pavlina	Alex Casale	Total
Balance, December 31, 2005	$ 48,435	$ 2,952	$ 51,387
Member contribution	38,500	1,500	40,000
Transfer of members' interest	2,886	(2,886)	0
Net Loss	(36,010)	(1,566)	(37,576)
Balance, December 31, 2006	$ 53,811	$ 0	$ 53,811
Member distribution	(1,197)	0	(1,197)
Net Income	31,215	0	31,215
Balance, December 31, 2007	$ 83,829	$ 0	$ 83,829



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

5

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 31,215	$ (37,576)
Adjustments to Reconcile Net Income (Loss) to net cash provided / (used) in operating activities:		
Depreciation	4,352	6,781
Increase in accounts receivable	(32,547)	(7,653)
Decrease in other current assets	3,053	1,955
Increase in accounts payable and accrued expenses	5,428	15,964
Net cash provided / (used) in operating activities	11,501	(20,529)
Cash Flows from Financing Activities:		
Member distribution	(1,197)	0
Member contribution	0	40,000
Net cash provided / (used) in financing activities	(1,197)	40,000
Net increase in cash and cash equivalents	10,304	19,471
Cash and cash equivalents - January 1,	46,519	27,048
Cash and cash equivalents - December 31,	$ 56,823	$ 46,519



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are integral part
of these financial statements.

Note 1.   Summary of Significant Accounting Policies

NATURE OF BUSINESS

Hamersley Partners, LLC (the Company) was organized on October 2, 2003. The Company, which is located in Boston, Massachusetts, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Limited Liability Company / Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of Hamersley Partners, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the member's individual activities.

The Company is taxed as a sole proprietor for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the member and reported on his individual income tax returns.

Recognition of Income
The Company receives incentive and retainer fees from clients under solicitation agreements. This income is recognized as revenue in the respective months for which these fees relate. At December 31, 2007 and 2006, there was no deferred revenue.



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See independent auditors' report.   7

Note 1.   Summary of Significant Accounting Policies (continued)

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	3 years
Furniture & fixtures	7 years

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported and disclosures. Actual results could differ from those estimates.

Note 2.   Fixed Assets

At December 31, the Company's fixed assets consisted of:

	2007	2006
Computer and office equipment	$ 13,776	$ 13,776
Furniture & fixtures	15,323	15,323
	29,099	29,099
Less accumulated depreciation	(21,037)	(16,686)
Fixed assets, net	$ 8,061	$ 12,413

Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2007 and 2006, the Company had net capital in excess of its required net capital.



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See independent auditors' report.   8

Note 4.   Commitments

The Company leases office space and equipment in Boston, Massachusetts. Rental expense for the years ended December 31, 2007 and 2006 were $44,209 and $44,209, respectively. Future minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year are as follows:

2008	$ 45,992
2009	46,877
2010	46,817

Rent expense included in the statement of operations is reported net of sub-rental income.

Note 5.   Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2007) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6.   Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.



Paolilli, Jarek &
Der Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

COMPUTATION OF NET CAPITAL

Member's capital		$ 83,829
Less non-allowable assets:		
Accounts receivable, net	$ 21,915	
Other current assets	4,298	
Fixed assets, net	8,061	
Deferred charges	3,393	
		37,667
Net Capital		$ 46,162

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 28,946
Total Aggregate Indebtedness	$ 28,946

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 5,000
Excess Net Capital	$ 41,162
Ratio: Aggregate indebtedness to net capital	0.63


See accompanying notes
and independent auditors' report.

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	50,422
Net audit adjustments		(4,260)
Net Capital per above	$	46,162



See accompanying notes
and independent auditors' report.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

**Paolilli, Jarek &
Der Ananian, LLC**

CERTIFIED PUBLIC
ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Manager of
HAMERSLEY PARTNERS, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of HAMERSLEY PARTNERS, LLC for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

12

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

13



Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
January 24, 2008

14



